Zapata Computing Holdings Inc.

100 Federal Street, Floor 20

Boston, MA 02110

September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Zapata Computing Holdings Inc.

Registration Statement on Form S-1

File No. 333-281907

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zapata Computing Holdings Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-281907) so that it may become effective at 4:30 p.m. Eastern time on September 12, 2024, or as soon thereafter as practicable.

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Very truly yours,

Zapata Computing Holdings Inc.

By: /s/ Sumit Kapur

Name: Sumit Kapur

Title: Chief Financial Officer